NATIONAL LEGAL AND POLICY CENTER - XXX

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Deere & Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Deere & Company

RE: The case for voting FOR Proposal 04 on the 2024 Proxy Ballot (“Customer and Company Sustainability Congruency Report”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 04 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 04, which it sponsors, on the 2024 proxy ballot of Deere & Company (“Deere” or the “Company”). The “Resolved” clause of the proposal states:

Deere & Company shall publish a report, at reasonable expense, analyzing the congruency of the Company’s policies in support of greenhouse gas reduction and renewable energy use, with these priorities’ effects on the ongoing viability of the industries that constitute the vast majority of the Company’s revenue base – and therefore Deere’s own future.

A Critical Issue

This report is necessary for Deere & Company shareholders because, despite the Company’s “green” boasts, the policies it has pursued and enacted work contrary to the benefits promised the farm, forestry, and construction/mining sectors – and even to the environment writ large.

Concerns for the environment have grown significantly since the Clean Air and Clean Water Acts were enacted by the United States Congress in 1970 and 1972, respectively. Adding to the concerns over actual toxic pollutants in the atmosphere and waterways that those laws addressed was the demonization of carbon dioxide – the colorless, odorless gas also known as “plant food” – in a multi-decade attack on fossil fuels in the name of “climate change” (which began as “global warming”). This nearly fact-free frontal assault on economic and energy liberty was launched in the mid-to-late 1980s.

Proposal 04 addresses issues raised by the Company’s capitulations to demands for massive reductions in carbon dioxide by alarmist pressure groups, to the detriment of economic prosperity, the Company’s profitability, and even to the environment. The Proposal requires the Company to publish a report on how its policies’ pursuit of net zero emissions goals, which are of dubious value, and the consequence of their impacts, affect the vast majority of Deere’s customer base.

Deere’s ‘Leap Ambitions’

Proposal 04 begins by stating, “Other than energy extraction and transportation, perhaps no other industries have been targeted by alarmist pressure groups as these serviced by Deere have. Yet rather than preserve and protect these industries from such assaults – which produce nothing beneficial environmentally or economically for Deere & Company, its employees, and shareholders – instead the Company embraces their hostile agenda both in rhetoric and in action.”

The Company introduced its Leap Ambitions marketing scheme in 2022, which it claims establishes a corporate goal that “measures the results of this operating model and are designed to boost economic value and sustainability for our customers. We believe we have made significant progress in helping our customers achieve better incomes with fewer resources.”

Much of the Company’s Leap Ambitions boast about its massive investments in inefficient, land-devouring renewable projects that also gorge on taxpayer subsidies. Deere’s alleged “accomplishments” include:1

•That it “surpassed its 2022 renewable electricity goal by achieving nearly 59 percent renewable electricity as of the end of 2022”;

•That it accomplished its operational greenhouse gas reduction goals, in part, by its “partnership with Mesquite Sky Wind … the energy it supplies is equivalent to more than 20% of our global electricity footprint”;

•That is “has secured long-term agreements through 2030 for projects … [that] will achieve more than 50% of global renewable electricity in Germany, Spain, the Netherlands, India, Mexico, and Brazil”.

These “Leap Ambitions” are deeply flawed and could result in more environmental damage than they aim to remedy. For example, replacing traditional petrochemical-based energy with so-called “green” solutions requires significantly more land mass that is either already being used for agricultural purposes or is forested.

Both wind and solar developments are

consistently located on current or former farmland, or where forestland has been clear-cut.[2] But they are far less reliable sources of power generation, and cannot be used for baseload generation, while plants that burn coal or natural gas, or use nuclear sources, produce electricity around the clock. Wind and solar rely on uncontrollable weather patterns, and are vulnerable to dead seasons during the summer and winter.[3]

Wind and solar generation also demand hefty power storage capacity to even attempt feasibility. Renewable energy systems must have sufficient storage to cover dead seasons without wind or direct sunlight, which can be prolonged. In addition, energy storage must exceed expected requirements to ensure reliability. As a result, battery storage sits idle for most of the year, making energy storage an incredibly inefficient approach on both a raw materials and cost basis.

Unfortunately, energy storage costs have been too high to consider. Lithium-ion batteries are the dominant form of stationary energy storage. As of December 2022, one kilowatt/hour of

1 https://www.deere.com/en/our-company/sustainability/emissions/.

2 Jenkins, Jesse D. “What ‘Electrify Everything’ Actually Looks Like,” Mother Jones, May+June 2023 issue. See http://www.motherjones.com/environment/2023/04/electrify-everything-scope-data/.

3 Waterton, J. “Intermittent approach to renewable energy,” The Guardian, June 29, 2018. See https://www.theguardian.com/environment/2018/jun/29/intermittent-approach-to-renewable-energy.

lithium-ion storage costs roughly $150.4 An MIT Lab run by Jessika Trancik constructed an energy model that determined the maximum price of energy storage that would make a mix of wind and solar energy the lowest cost option in four energy-intensive states (Arizona, Iowa, Massachusetts, and Texas). Assuming 100 percent renewables with no assistance from traditional power generation systems, the storage cost would have to fall below $20 per kilowatt/hour to be economically feasible,5 which is unlikely to happen before 2030.6

Ultimately, wind has only provided 4 percent of power to the U.S. energy grid in 2022. By contrast, hydrocarbon-generated electricity was responsible for approximately 80 percent.

Additionally, although touted as one of the cleanest “green” energy sources, researchers have concluded the opposite is often true, and wind farms actually increase ground-level temperatures.7 That Deere’s “Leap Ambitions” rely so heavily on their investments in renewable energy schemes and frameworks only shows the greater urgency for the sustainability congruency report called for in Proposal 04.

Carbon Offsetting

Deere’s Leap Ambitions also claim an achievement of a “50% reduction of operational [carbon dioxide equivalent] emissions … by 2030.”8 Deere’s use of the term “equivalent” denotes participation in offsets or credits schemes, which are widely viewed as scams.9

The result of a nine-month investigation conducted by the Guardian, Die Zeit, and SourceMaterial into the Verra carbon offsetting standard – considered the world’s leader for the “rapidly growing” $2 billion voluntary offsets market – was released in January 2023. Drawing on “dozens of interviews and on-the-ground reporting with scientists, industry insiders and Indigenous communities,” the report claimed that companies depending on offsets as part of their net zero strategies are deluding themselves. The investigation found that:

•Only a handful of Verra’s rainforest projects showed evidence of deforestation reductions, according to two studies, with further analysis indicating that 94 percent of the credits had no benefit to the climate;

4 BloombergNEF. “Lithium-ion Battery Pack Prices Rise for First Time to an Average of $151/kWh,” Bloomberg, December 6, 2022. See https://about.bnef.com/blog/lithium-ion-battery-pack-prices-rise-for-first-time-to-an-average-of-151-kwh/.

5 Trancik, J., et. al. “Storage Requirements and Costs of Shaping Renewable Energy Toward Grid Decarbonization,” August 7, 2019. https://www.cell.com/joule/fulltext/S2542-4351(19)30300-9.

6 Roberts, D. “Getting to 100% renewables requires cheap energy storage. But how cheap?” Vox.com, September 20, 2019. See https://www.vox.com/energy-and-environment/2019/8/9/20767886/renewable-energy-storage-cost-electricity.

7 Killough, Kevin. “Studies Show Wind Farms Raise Temperatures, And Impact Could Become Significant As More Are Built,” Cowboy State Daily, May 5, 2023. See https://cowboystatedaily.com/2023/05/05/studies-show-wind-farms-raise-temperatures-and-impact-could-become-significant-as-more-are-built/.

8 https://www.deere.com/en/our-company/sustainability/emissions/.

9 Shadel, JD. “Airlines want you to buy carbon offsets. Experts say they’re a ‘scam’,” Washington Post, April 17, 2023. See https://www.washingtonpost.com/travel/2023/04/17/carbon-offsets-flights-airlines/.

•“Two studies from [an] international group of researchers found just eight out of 29 Verra-approved projects where further analysis was possible showed evidence of meaningful deforestation reductions;”

•“Credits from 21 projects had no climate benefit, seven had between 98 percent and 52 percent fewer than claimed using Verra’s system, and one had 80 percent more impact, the investigation found.”10

None other than Greenpeace labeled carbon offsetting projects “a scam” and “a bookkeeping trick intended to obscure climate wrecking emissions.”11

Science Based Targets initiative

Deere’s Leap Ambitions also takes credit for the fact that its greenhouse gas reduction goals were validated by the Science-Based Targets initiative (SBTi), which are allegedly “consistent with what’s required to keep global warming to 1.5°C, which is needed to prevent the most damaging effects of climate change, according to the latest climate science.”12

Of course, Deere does not – nor does any other company ever – “show its math” to prove how the calculations embedded in its initiatives meet this arbitrary 1.5°C goal. Likewise, there are no research reports, observational data, technical findings, or methodological approaches explained to substantiate the Company’s claim to compliance with whatever the “latest climate science” is. It’s all Corporate Speak™, much like the entirety of Leap Ambitions™ itself. It’s the kind of thing that has enabled Deere to boast that it is one of the World’s Most Ethical Companies® by something called “Ethisphere” – for 16 years in a row!13

Unfortunately, Deere’s board fails to question the underlying greenhouse gas emissions objectives themselves, which Proposal 04 seeks to remedy. SBTi relies on corporate media-driven narratives which portend extreme climate catastrophe, that is inconsistent with sound scientific principles and are unlikely.

SBTi are guided by the Paris Agreement’s goal to limit global warming to 1.5°C above pre-industrial levels.14 These targets are neither legally binding nor backed by scientific evidence, and the catastrophic climate scenarios cited by corporate media organizations as justification for these targets are improbable.

10 Greenfield, Patrick. “Revealed: more than 90% of rainforest carbon offsets by biggest certifier are worthless, analysis shows,” The Guardian, January 18, 2023. https://www.theguardian.com/environment/2023/jan/18/revealed-forest-carbon-offsets-biggest-provider-worthless-verra-aoe.

11 Greenberg, Chris. “Carbon offsets are a scam,” Greenpeace.org, November 10, 2021. See https://www.greenpeace.org/international/story/50689/carbon-offsets-net-zero-greenwashing-scam/

12 “John Deere Receives SBTi Validation of Greenhouse Gas Emission Reduction Targets,” Deere & Company, Oct. 21, 2022. See http://www.newswire.ca/news-releases/john-deere-receives-sbti-validation-of-greenhouse-gas-emission-reduction-targets-813095384.html.

13 “Deere Recognized as One of the 2023 World’s Most Ethical Companies®,” Deere & Company, March 13, 2023. See https://www.deere.com/en/news/all-news/deere-recognized-as-one-of-the-2023-worlds-most-ethical-companies/.

14 United Nations Framework Convention on Climate Change. “Paris Agreement,” 2015. See https://unfccc.int/sites/default/files/english_paris_agreement.pdf.

One hundred ninety-five parties signed the Paris Agreement at the twenty-first session of the Conference of Parties (COP21), the rulemaking body of the United Nations Framework Convention on Climate Change (UNFCCC).[15]

However, the content of the Paris Agreement is heavily informed by the Intergovernmental Panel on Climate Change (“IPCC”),[16] another product of the UN.[17] The UNFCCC even invited the IPCC to create the Special Report on Global Warming of 1.5 °C to help governments meet the emissions goals outlined in the Paris Agreement.[18] However, the IPCC’s primary purpose is to provide periodic “Assessment Reports” comprised of up-to-date climate research and mitigation policy proposals for both governments and the private sector.[19]

The IPCC released the Sixth Assessment Report (AR6) results for Working Group 1 in 202120 and the final Synthesis Report in March 2023.21 The Synthesis Report claims that “without urgent, effective, and equitable mitigation and adaptation actions, climate change increasingly threatens ecosystems, biodiversity, and the livelihoods, health and wellbeing of current and future generations.”

Shareholders should note two issues about the IPCC’s research process.

First, the IPCC is not an organization of scientists at its core. Instead, according to the IPCC website, “the IPCC is an organization of governments that are members of the United Nations or WMO (World Meteorological Organization).”22 The member governments “elect a bureau of scientists for the duration of an assessment cycle” and “bureau members select experts to prepare IPCC reports.”23

Second, bureau members do not conduct original research during the assessment process. Instead, they “report based on an assessment of all relevant scientific, technical and social-economic information.”24

15 Denchak, M. “Paris Climate Agreement: Everything You Need To Know,” NRDC, 2021, February 19. See https://www.nrdc.org/stories/paris-climate-agreement-everything-you-need-know#sec-whatis.

16 IPCC. “FAQ Chapter 1,” See https://www.ipcc.ch/sr15/faq/faq-chapter-1/.

17 IPCC. “About.” See https://www.ipcc.ch/about/.

18 IPCC. “Global Warming of 1.5 C.” See https://www.ipcc.ch/sr15/.

19 IPCC. “Preparing Reports.” See https://www.ipcc.ch/about/preparingreports/.

20 IPCC. “Climate Change: The Physical Science Basis.” See https://www.ipcc.ch/report/sixth-assessment-report-working-group-i/.

21 IPCC. “Synthesis Report of the IPCC Sixth Assessment Report.” See https://www.ipcc.ch/report/ar6/syr/.

22 IPCC. “About.” See https://www.ipcc.ch/about/

23 IPCC. “Structure.” See https://www.ipcc.ch/about/structure/.

24 IPCC. “Preparing Reports.” See https://www.ipcc.ch/about/preparingreports/

The Global Warming Policy Foundation (“GWPF”), a UK-based think tank, explained in a 2022 paper25 how layers of bureaucracy produce a gap between the public perception of climate risk and the actual data. For example, the AR6 and Synthesis Report are accompanied by a Summary for Policymakers (“SPM”), authored primarily by government representatives who are not scientists. Moreover, the SPM is often written before the Assessment Report is completed. Then it is summarized further by a press release. Finally, legacy media outlets cite the press release. As a result, the report’s contents are diluted with each step, [mis]leading to a gap between actual data and public perception.

One example is AR6’s revival of the infamous “hockey stick” graph, which initially appeared in AR3. The “hockey stick” visualizes global surface temperature over the last 500 to 2,000 years, as reconstructed by political activist climate scientist and IPCC co-author Michael Mann. As the name suggests, it portrays a steady or even slight decrease in global surface temperatures until 1850, when the global surface temperature exponentially increases. However, GWPF notes that the

“hockey stick” did not appear in AR4 or AR5, as it was discredited “in 2003 by Canadian mining analyst Stephen McIntyre and economist Ross McKitrick” and separately by “a team of scientists and statisticians assembled by the National Research Council of the US National Academy of Sciences.” Furthermore, the graph fails to account for the Medieval Warm Period (MWP) around the year 1000 or the Little Ice Age (LIA) around 1650. While the “hockey stick” is not present anywhere in the body of AR6, it is cited in the SPM and subsequently repeated by Yale Climate Connections,[26] an initiative at Yale University – an example of how the contents of the original report are distorted in what is distributed to the media for public consumption.

Deere shareholders should not be fooled by the Company’s references to the poorly substantiated SBTi or even the amorphous “latest climate science.” Instead, shareholders should recognize that the sensationalized concept of climate catastrophe is primarily a corporate media creation, based on a weak foundation of unlikely worst-case scenarios.

Therefore, above and beyond the Company’s flawed rationale for SBTi goal-setting, the climate mitigation strategies (such as costly renewable energy pursuits) underlying its Leap Ambitions are likely unjustified. At a minimum they are inadequately quantified, which the report sought in Proposal 04 would address.

25 Alexander, R. “Chinese Whispers: How Climate Science Gets Lost In Translation,” Global Warming Policy Foundation, 2022. See https://www.thegwpf.org/content/uploads/2022/10/Alexander-Chinese-Whispers.pdf.

26 Henson, B. “Key takeaways from the new IPCC report,” Yale Climate Connections, August 9, 2021. See https://yaleclimateconnections.org/2021/08/key-takeaways-from-the-new-ipcc-report/.

Rebuttal to the Company’s Statement of Opposition

According to Deere’s Statement of Opposition to Proposal 04, the Company lays out another barrage of Corporate-Speak – for example, they say its “Smart Industrial Operating Model” is designed to “unlock value for our customers.” We ask, in response: Why was it locked in the first place…and who hid the keys?

Seriously, the Company’s justification to oppose the proposal is heavy on distraction and empty on materiality. In addressing our concerns about the effects of its Leap Ambitions boondoggle schemes upon its core customers in agriculture, construction and forestry, Deere fails to address the pertinence and economic value of its renewable energy pursuits to the continued viability of those critical industries. Instead, we get irrelevancies such as:

•Improved efficiencies in spraying herbicides, insecticides and fungicides with “our See & Spray™ technology,” which “allows for targeted spraying applications resulting in fewer chemicals being sprayed where they are not needed;”

•“ExactShot™ was designed to help optimize starter fertilizer usage by targeting only the seed during a planting pass, which could result in reducing the amount of in- furrow starter fertilizer”

•“Adoption of Intelligent Boom Control (apparently no ™) in forestry operations could help create efficiencies by enabling less-experienced operators to be more productive and consistent. We believe adoption of these technologies helps to improve the overall cost structure for our customers.”

How these proprietary marketing gimmicks address our concerns in Proposal 04 is unclear. However, in its proxy opposition to the Proposal, the Company – in somewhat veiled fashion – also seems to acknowledge the detriment of its greenhouse gas emissions reductions to its client industries:

Even the greenhouse gas emission reduction target in the Leap Ambitions could benefit the industries in which we operate and our customers beyond simply decreasing CO2e emissions. For example, we are working to develop a more efficient internal combustion engine that would burn less fuel per unit of work than a standard 6.8L engine and an updated 13.6L engine with performance improvements and reduced fuel consumption over previous models. We believe these more efficient engines could help our customers improve profitability and productivity by saving both fuel and time.

Our sustainability-related goals are designed to positively impact our customers and help support, rather than detract from, the ongoing viability and sustainability of their industries. We are working to improve our customers’ profitability by reducing the amount of inputs— particularly time, labor, and fuel—necessary to accomplish the same work (and in many cases, more work), while also promoting safety and reducing emissions. We believe these efforts benefit the industries we serve, our customers, and ultimately, our revenue.

That’s quite an alarming admission: Even emission targets could benefit the industries? Beyond simply decreasing CO2e emissions? The implication is that the SBTi’s, on their face, do not clearly benefit the industries. And that all they do is little more than decrease “CO2e” (as in “carbon dioxide ‘equivalent’” – not even actual CO2) emissions, without producing any clear operational or economic benefit for agriculture, construction or forestry.

Developing more efficient products – machinery, equipment, processes, whatever – is what companies should always strive to do to improve their offerings, without regard for phony climate “benefits” or politically-driven “sustainability” measures. Customers can decide for themselves what works best for them and what improves their efficiencies, without need for external political considerations.

Finally, in its opposition statement to Proposal 04, Deere states that its “public sustainability reports already contain the information requested by the proposal.” This is false, as the Securities and Exchange Commission’s Division of Corporation Finance determined in December that “the Company has not substantially implemented the Proposal,” despite its best efforts to argue otherwise.27

Conclusion

Proposal 04 criticizes Deere & Company for its pursuit of so-called “sustainability goals” that seek to reduce dependence on fossil fuels and the engines they power. Prioritizing production of renewable energy and reduction of carbon dioxide emissions appears to be inherently destructive to the industries that make up the majority of Deere’s customer base. A report analyzing the congruency of the Company’s policies in support of greenhouse gas reduction and renewable energy use, with those priorities’ effects on the ongoing viability of the industries that constitute the vast majority of the Company’s revenue base, is badly needed.

For this reason, we urge shareholders to vote FOR Proposal 04 on the 2024 proxy ballot of Deere & Company.

Photo credits:

Page 2 – John Deere tractor, dok1/Creative Commons

Page 3 – Wind farm, Deere and Company

Page 6 – Closing ceremony of COP21, Paris, United Nations photo/Creative Commons

Page 7 – Michael Mann, AAUP/Creative Commons

Page 9 – Deere and Company World Headquarters, divirtual/Creative Commons

27 Determination letter to no-action request by Deere & Company, U.S. Securities and Exchange Commission Division of Corporation Finance, Dec. 22, 2023. See https://www.sec.gov/files/corpfin/no-action/14a-8/nlpcdeere122223-14a8.pdf.

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For questions regarding Deere and Company – Proposal 04 – “Customer and Company Sustainability Congruency Report,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.